JED OIL INC.

Q3 2006

Quarterly Report to Shareholders

For the Three and Nine Months Ended September 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s discussion and analysis (“MD&A”) of JED Oil Inc. (“JED” or the “Company”) for the three and nine months ended September 30, 2006. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of JED Oil Inc. for the three and nine months ended September 30, 2006 prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), other financial information included in this quarterly report and with the MD&A and the audited consolidated financial statements for the year ended December 31, 2005 and the accompanying notes contained in the 2005 Annual Report.  This MD&A was written as of November 10, 2006.  All amounts are stated in United States dollars except where otherwise indicated.

CERTAIN FINANCIAL REPORTING MEASURES

The term “funds from operations” expressed before changes in non-cash working capital, is used by the Company to measure and evaluate operating performance, leverage and liquidity.  The term “netback”, which is calculated as the average unit sales price, less royalties and operating expenses, represents the cash margin for every barrel of oil equivalent sold. These terms do not have any standardized meaning prescribed by United States GAAP and therefore may not be comparable with the calculation of similar measures for other companies.

It is management’s view, based on its communications with investors during events like conference calls, webcasts or road shows, that funds from operations is relevant to our investors and shareholders.  Funds from operations is reconciled to GAAP cash provided by (used in) operating activities and GAAP net (loss) income in tables included in this MD&A.  Funds from operations is defined as cash provided by operations before changes in working capital items.  Funds from operations is an alternate financial measure to cash provided by operations and net income used to evaluate an entity’s operational performance.  This measure gives an idea of the entity’s cash performance and gives an indication of funds available for financing and investing activities.

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“BOE”) using the ratio of six (6) thousand cubic to one (1) barrel of oil (“bbl”).  BOE’s may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim report includes forward-looking statements. All statements other than statements of historical facts contained in this interim report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in our  2005 Annual Report on Form 20-F, our Annual Information Report and elsewhere in this interim report.

Other sections of this interim report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Incorporation and Commencement of Operations

JED Oil Inc. was incorporated under the laws of the Province of Alberta on September 3, 2003 and commenced oil and gas operations in the second quarter of 2004.  As a result, the financial information in this report comprises the operating results for the three and nine month periods ended September 30, 2006 and includes only comparative figures for the three and nine month periods ended September 30, 2005.  During the three month period ended June 30, 2004, the Company completed its initial public offering and commenced trading on the American Stock Exchange under the symbol “JDO”.

Overview

JED’s production for the third quarter averaged 1,757 barrels of oil equivalent per day, including 692 barrels of medium and heavy oil and 6,391 thousand cubic feet of natural gas.  This is up 131% from 759 boe per day in the same period in 2005.  For the nine month period ended September 30, 2006, the Company averaged 1,763 barrels of oil equivalent per day of production compared with 643 barrels of oil equivalent for the same period in 2005. The increase in production is mainly the result of the 2005/2006 winter drilling program in Alberta and BC.

Summarized Financial and Operational Data

	Three Months Ended September 30*			Nine Months Ended September 30*
	2006	2005	Change	2006	2005	Change
Exit production rate (boe/d)	2,001	700	186%	2,001	700	186%
Petroleum and natural gas revenues	$7,095,798	$3,294,276	115%	$20,372,650	$7,028,176	190%
Average sales volumes (boe/d)	1,757	759	131%	1,763	643	174%
Cash provided by (used in) operating activities	$3,799,790	($1,387,144)	374%	$6,484,991	$895,409	624%
Funds from operations	$2,925,533	$1,475,430	98%	$7,557,482	$4,003,902	89%
Net (loss) income applicable to common shareholders	($61,555,055)	$446,165	-13,896%	($61,109,370)	$1,445,086	-4,329%
Net (loss) income per common share, basic	($4.12)	$0.03	-13,633%	($4.12)	$0.10	-4,220%
Average number of shares outstanding	14,956,677	14,581,186	3%	14,841,673	14,418,500	53
Average price for oil and natural gas liquids (US$/bbl)	$56.46	$48.07	17%	$51.32	$40.31	27%
Average price for natural gas (US$/mcf )	$5.96	$7.53	-21%	$6.00	$6.58	-9%
Production costs per boe	$7.23	$4.52	60%	$8.24	$4.85	70%
General and administrative expenses per boe (cash portion)	$6.49	$10.61	-39%	$5.57	$6.01	-7%

* Per share information and weighted average shares outstanding have been adjusted to reflect the 3-for-2 stock split that occurred on October 12, 2005.

Production Volumes

	Three Months Ended September 30			Nine Months Ended September 30
Average daily production	2006	2005	Change	2006	2005	Change
Crude oil and natural gas liquids (bbls/d)	692	586	18%	728	503	45%
Natural gas (mcf/d)	6,391	1,042	513%	6,211	838	641%
Total (boe/d)	1,757	759	131%	1,763	643	174%

	Three Months Ended September 30			Nine Months Ended September 30
Exit production	2006	2005	Change	2006	2005	Change
Exit oil production (in bbls/day)	131	475	-72%	131	475	-72%
Exit gas production (in mcf/day)	11,202	1,350	730%	11,202	1,350	730%
Exit total production (in boe/day)	2,001	700	186%	2,001	700	186%

JED exited the third quarter of 2006 at a production rate of 2,001 boe/d.  During the current quarter, the Company drilled natural gas wells in Ferrier and in Pinedale to offset natural declines experienced in Ferrier and Desan natural gas wells tied in during the first half of 2006.

Petroleum and Natural Gas Revenue

	Three Months Ended September 30			Nine Months Ended September 30
Revenue by Product	2006	2005	Change	2006	2005	Change
Crude oil and natural gas liquids	$3,593,421	$2,572,792	40%	$10,198,626	$5,521,612	85%
Natural gas	$3,502,377	$721,484	385%	$10,174,024	$1,506,564	575%
Total petroleum and natural gas revenue	$7,095,798	$3,294,276	115%	$20,372,650	$7,028,176	190%

For the quarter, petroleum and natural gas revenues increased 115% to $7,095,798 from $3,294,276 for the same period in 2005. The increase is due to current year natural gas production from Desan and Ricinus along with successful natural gas drilling in Ferrier throughout the course of 2006.  The increased production is partially offset by declines in natural gas prices.  Production revenue for the quarter consisted of $3,593,421 of crude oil and natural gas liquids and $3,502,377 of natural gas sales.

For the nine months ended September 30, 2006, petroleum and natural gas revenues increased 190% to $20,372,650 from $7,028,176 for the same period in 2005. During the winter of 2005 and the course of 2006, JED drilled over 25 natural gas wells in Ferrier and drilled 4 natural gas wells in Desan, resulting in the substantial increase in natural gas revenue.

Subsequent to the September 28, 2006 property swap with Enterra Energy Trust (“Enterra”), the Company continues to shift its production efforts towards natural gas.

Commodity Pricing

For the three and nine month periods ended September 30, 2006, JED realized the following commodity prices compared with the same periods in 2005:

	Three Months Ended September 30			Nine Months Ended September 30
Commodity Pricing Benchmarks	2006	2005	Change	2006	2005	Change
West Texas Intermediate (US$/bbl)	$69.19	$63.19	9%	$68.96	$55.40	24%
Exchange rate (1 $CDN = $US)	0.89	0.83	7%	0.88	0.82	7%
West Texas Intermediate (CDN$/bbl)	$77.74	$76.13	2%	$78.36	$67.56	16%
AECO monthly index (Cdn$/mcf)	$5.30	$8.52	-38%	$5.99	$7.73	-23%

	Three Months Ended September 30			Nine Months Ended September 30
Average Prices received by JED	2006	2005	Change	2006	2005	Change
Oil and Natural gas liquids (US$/bbl)	$56.46	$48.07	17%	$51.32	$40.31	27%
Natural gas (US$/mcf )	$5.96	$7.53	-21%	$6.00	$6.58	-9%
Total (per boe)	$43.90	$47.16	-7%	$42.33	$40.03	6%

During recent months, the North American natural gas market experienced significant short term price volatility.  The AECO spot price was Cad $7.07/mcf on July 31, 2006.  The AECO spot price exited September 2006 at a four year low of Cad $3.73/mcf resulting in a 47% decline in the price of natural gas in the span of two months.  The AECO spot price recovered to Cad $7.05/mcf on October 31, 2006.  To mitigate this volatility, Canadian producers have cut back drilling plans for the remainder of 2006.  For the week of October 24, 2006, western Canadian rig utilization was at 50%.  In contrast, for the same week last year, rig utilization was at 87%.  As a result, Canadian natural gas storage levels have declined to slightly below three and five year average storage levels.   Conversely, US natural gas storage levels continue to exceed its three and five year average storage levels.  At a consequence, NYMEX natural gas futures contracts for the period December 2006 to March 2007 are currently trading at a range of $7.80/mmbtu and $8.35/mmbtu.  JED continues to monitor the short term natural gas price situation in terms of its 2007 drilling plans.

JED’s crude oil and natural gas volumes are currently sold in the spot market.

Royalties

Royalties include crown, freehold and gross overriding royalties paid to respective royalty owners based on production and sales of crude oil and natural gas.

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
Royalties	$992,569	$559,464	77%	$3,724,657	$1,125,553	231%
As a percentage of production revenue	14%	17%	-18%	18%	16%	13%
Royalties per boe	$6.14	$8.01	-23%	$7.74	$6.41	21%

For the three months ended September 30, 2006, royalty expense increased 77% to $992,569 from $559,464 for the same period in 2005 which is in correlation with increased production revenue.  However, as a percentage of production revenue, royalty expense for the three month period ended September 30, 2006 was 14% of production revenue in comparison to 17% of production revenue for the same period last year.  This represents an 18% decline in the Company’s royalty rate.  This decline is mainly attributed to the Company’s application for retroactive crown royalty holidays for its lower producing natural gas wells.

Management anticipates that based on current commodity prices, the average royalty rate for the remainder of 2006 will be approximately 25% of petroleum and natural gas revenue.

Production Expenses

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
Production expenses	$1,155,796	$315,632	266%	$3,968,357	$850,690	366%
As a percentage of production revenue	16%	10%	60%	19%	12%	58%
Production expenses per boe	$7.23	$4.52	60%	$8.24	$4.85	70%

Production expenses increased 266% to $1,155,796 during the quarter compared to $315,632 during the same period in 2005.  For the nine months ended September 30, 2006, production expenses increased 366% to $3,968,357 compared to $850,690 for the same period in 2005.  Production expenses were 19% of production revenue for the first the nine months ended September 30, 2006 in comparison to 12% for the same period last year.  This represents an increase of 58% in production expense as a percentage of production revenue.  The increase in operating expense as a percentage of production revenue is mainly attributed to higher field services costs experienced in the current year.

Subsequent to the conclusion of the Enterra property swap on September 28, 2006, the Company has increased its working interest in the Ferrier area.  The Ferrier area has relatively lower operating costs in comparison to the properties that JED sold to Enterra as part of the swap transaction.

General and Administrative Expenses

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
General and administrative expenses	$1,279,082	$1,133,758	13%	$3,572,944	$1,727,361	107%
General and administrative expenses – cash portion	$1,049,507	$741,335	42%	$2,682,169	$1,055,424	154%
As a percentage of production revenue – cash portion	15%	22%	-32%	13%	15%	-13%
General and administrative expenses per boe - cash portion	$6.49	$10.61	-39%	$5.57	$6.01	-7%

For the three month period ended September 30, 2006, general and administrative (“G&A”) expenses, net of capitalized G&A, increased 13% to $1,279,082 from $1,133,758 for the same period in 2005.  For the nine month period ended September 30, 2006, G&A expenses increased by 107% to $3,572,944 from $1,727,361 for the same period in 2005.  The current level of G&A expense is attributable to the increase in the staff required to manage the increased drilling activities of the Company.  As a percentage of production revenue, the cash portion of G&A expense declined by 32% and 13% respectively for the three and nine month periods ended September 30, 2006 in comparison to the same periods last year.

For the three and nine month periods ended September 30, 2006, stock-based compensation expense relating to the Company’s stock option plan was $229,575 and  $890,775, respectively, compared with $392,423 and $671,937 for the same periods in 2005.  The increase in the stock-based compensation expense for the nine month period ended September 30, 2006 is partly due to the granting of 45,000 options to a new Board member during the second quarter of 2006.  Options granted to directors are vested immediately and thus the full value of the options is expensed in the period that the options are granted.  The Company stock price volatility assumption was also increased from 35% to 50% in determining the fair value of options granted which increased stock-based compensation expense recorded for 2006.

Interest Expense

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
Interest expense	$1,007,600	$335,426	200%	$2,540,125	$335,426	657%

Interest expense increased by 200% and 657% for the three month and nine month periods ended September 30, 2006 to $1,007,600 and $2,540,125 from $335,426 and $335,426 for the same respective periods last year.  The increase is mainly due to higher convertible debt levels in 2006 in comparison to 2005.  JED issued $20 million in convertible notes at a rate of 10% per annum in August 2005.  In June 2006, JED issued net additional convertible notes of $20.24 million in convertible notes at a rate of 10% per annum.  During 2006, the Company obtained and utilized a secured revolving loan from a Canadian chartered bank for operational purposes.

Depletion, Depreciation and Accretion

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
Depletion, depreciation and accretion expense	$63,355,517	$837,819	7,462%	$71,860,197	$2,275,614	3,058%
As a percentage of production revenue	893%	25%	3,472%	353%	32%	1,003%
Depletion, depreciation and accretion expense per boe	$391.94	$11.99	3,169%	$149.30	$12.96	1,052%

For the three month period ended September 30, 2006, depletion, depreciation and accretion expense (“DD&A”) increased by 7,462% to $63,355,517 from $837,819 for the same period in 2005.  For the nine month period ended September 30, 2006, DD&A increased 3,058% to $71,860,197 from $2,275,614 for the same period in 2005.

The Company is subject to a quarterly asset impairment (“ceiling”) test.  In performing its quarterly ceiling test, the Company limits, on a country-by-country basis, the capitalized costs of proved oil and gas properties, net of accumulated depletion, depreciation and amortization (“DD&A”) and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves based on period end prices, discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized.  If the capitalized costs exceed this limit, the excess is charged to additional DD&A expense.

The increase for both periods is due to the non-cash writedown of Canadian assets for $45 million and US assets for $16 million in the third quarter of 2006.  The US assets were written down in the current quarter mainly due to the disappointing results obtained from the drilling of the first two wells in Pinedale.

The Canadian assets were written down for several reasons.  First, since it’s inception, JED has been performing most of its drilling through farm-outs whereby JED paid 100% of the drilling, completion, and tie-in costs for 70% of the working interest.  This practice normally results in higher depletion rates as JED pays a disproportionate share of the capital expenditures to earn rights to working interest as compared to what JED would pay in a traditional joint venture arrangement.  When natural gas prices are depressed, companies that have a lot of farm-out arrangements with partners are more susceptible to non-cash asset writedowns when performing the quarterly ceiling tests.  Second, effective the third quarter of 2006, JED’s reservoir engineer reduced proven reserves assigned to Ferrier downspaced locations due to an unusually lengthy regulatory approval process with the Alberta Energy and Utilities Board.   JED is continuing to pursue the approval of its downspacing applications in conjunction with other producers in the area.  Once the applications are approved, the proven reserves assigned to the subject locations will be reinstated.  Third, on September 28, 2006, JED completed a swap transaction with Enterra.  As part of the swap, JED exchanged working interest in mature Alberta oil fields in exchange for additional working interest in Ferrier, a natural gas field with liquids production, longer reserve life and drilling prospects.  As a result, JED’s proven reserves after the transactions were more weighted towards natural gas.  Finally, in September 2006, the North American oil and gas industry experienced exceptionally low natural gas prices which devalued the Company’s reserves on the balance sheet date.  The Company’s reserves were estimated using the Company’s September 2006 natural gas price of $4.64/mcf.  During the same month, AECO spot price, an industry index price, reached a four year low at $3.73/mcf.  The reduced natural gas price resulted in a significant reduction in the value of the Company’s proved reserves on September 30, 2006 which contributed to the non-cash Canadian asset writedown.  Once the Company records an asset writedown, the Company can not reverse the non-cash writedown if proved reserves subsequently increase in value.  It should be noted that on November 3, 2006, AECO spot price settled at Cad $7.51/mcf.  North American natural gas prices continue to experience significant short term volatility.

Foreign Exchange Gain

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
Foreign Exchange Gain	$359,595	$200,977	79%	$467,570	$388,735	20%

For the three month period ended September 30, 2006, foreign exchange gain increased by 79% to $359,595 from $200,977 for the same period in 2005.  For the nine month period ended September 30, 2006, foreign exchange gain increased 20% to $467,570 from $388,735 for the same period in 2005.

During the first nine months of 2006, the US dollar declined in value in relation to the Canadian dollar.  Since JED is a net debtor in US currency, the Company recorded a $359,595 and $467,570 foreign exchange gain in the three and nine month periods ended September 30, 2006.

Income Taxes

At March 31, 2006, JED recorded a deferred tax recovery of $1,114,659 by removing a portion of the valuation allowance associated with its deferred tax assets.  At June 30, 2006, due to the increased level of production, generation of current operational income, and on other evidence that supports the position that the Company will more likely than not utilize its deductible timing differences and carryforwards, JED recorded an additional deferred tax asset for $3,861,151.  At September 30, 2006, JED recorded a minor foreign currency translation adjustment in compliance with the current rate method of translation.  The Company did not record any income, capital or other taxes for the three and nine month periods ended September 30, 2005.

JED’s US operations currently have $17 million in resource pools and non capital losses.  The Company has recorded a 100% valuation allowance against the potential deferred tax asset.

Net Loss

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
Net (loss) income applicable to common shareholders	($61,555,055)	$446,165	-13,896%	($61,109,370)	$1,445,086	-4,329%
Net (loss) income applicable to common shareholders – basic per share	($4.12)	$0.03	-13,833%	($4.12)	$0.10	-4,220%
Net (loss) income applicable to common shareholders – diluted per share	($4.12)	$0.03	-13,833%	($4.12)	$0.09	-4,678%

Net loss applicable to common shareholders for the quarter ended September 30, 2006 was $61,555,055 compared to net income of $446,165 for the same period in 2005.  Net loss for the nine month period ended September 30, 2006 was $61,109,370 compared to net income of $1,445,086 for the same period in 2005.  The decrease in earnings is mainly due to the non-cash writedown of Canadian and US assets in the three month period ended September 30, 2006.

Funds From Operations

It is management’s view that funds from operations is a very useful measure of performance.  Funds from operations is a good benchmark when comparing results from year to year or quarter to quarter because it excludes one-time non-cash and non-recurring events that may otherwise distort the financial results.  Funds from operations is a non-GAAP measure, reconciled with GAAP cash provided by (used in) operating activities and net (loss) income in the tables below:

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
Cash provided by (used in) operating activities	$3,799,790	($1,387,144)	374%	$6,484,991	$895,409	624%
Add back (subtract) changes in working capital:
(Decrease) increase in accounts receivable	($1,898,884)	($944,394)	-101%	$2,200,254	$356,825	517%
Increase (decrease) in prepaid expenses	$10,619	$24,734	-57%	($22,165)	$53,973	-141%
Decrease (increase) in accounts payable and accrued liabilities	$1,014,008	$3,782,234	-73%	($1,105,598)	$2,697,695	-141%
Funds from operations	$2,925,533	$1,475,430	98%	$7,557,482	$4,003,902	89%

Funds from operations increased 89% to $7,557,482 for the nine month period ended September 30, 2006 compared to $4,003,902 during the same period in 2005.  The increase in funds from operations is mainly due to increased natural gas production in the nine months period ended September 30, 2006.

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2005	Change	2006	2005	Change
Net (loss) income for the period	($60,570,659)	$446,165	-13,676%	($60,124,974)	$1,445,086	-4,261%
Add back (subtract) non-cash items:
Foreign exchange gain	($359,595)	($200,977)	-79%	($467,570)	($388,735)	-20%
Stock-based compensation	$229,575	$392,423	-41%	$890,775	$671,937	33%
Depletion, depreciation and accretion	$63,355,517	$837,819	7,462%	$71,860,197	$2,275,614	3,058%
Amortization of deferred financing costs	$297,480	-	N/A	$401,649	-	N/A
Deferred tax recovery	($26,785)	-	N/A	($5,002,595)	-	N/A
Funds from operations	$2,925,533	$1,475,430	98%	$7,557,482	$4,003,902	89%

Capital Expenditures

	Three Months Ended September 30			Nine Months Ended September 30
Capital Expenditures	2006	2005	Change	2006	2005	Change
Drilling and completions	$34,801,096	$2,145,345	1,522%	$65,995,587	$12,955,037	207%
Facilities and equipment	($957,859)	($698,889)	-37%	$9,359,723	$3,627,422	158%
Corporate	($34,691)	$11,473	-402%	$67,833	$161,334	-58%
Total	$33,808,546	$1,457,929	2,219%	$75,423,143	$16,743,793	350%

Capital expenditures for the quarter ended September 30, 2006 were $33,808,546 compared to $1,457,929 in the same period in 2005. For the nine months ended September 30, 2006, the Company invested $75,423,143 as compared to $16,743,793 for the same period in 2005.   On September 28, 2006, JED exchanged non-core oil and gas assets valued at $27.8 million based on proven and probable reserve values discounted at 10% and approximately $11.7 million in receivables owed by Enterra for 100% of Enterra’s working interest in the North Ferrier area and approximately 57.5% of Enterra’s interest in the East Ferrier area based on proven and probable reserve values discounted at 10%.

During the third quarter of 2006, the Company drilled 12 gross wells (6.93 net) with a 92% success rate.

Related Party Transactions

Enterra Energy Trust

Under an Agreement of Business Principles, properties acquired by Enterra Energy Trust (“Enterra”) will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects. Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties.  Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra will have a first right to purchase assets developed by JED.  On September 28, 2006, the Agreement of Business Principles was terminated.

Under a Technical Services Agreement, both the Company and Enterra provide operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provides these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. The total outstanding amount from Enterra at December 31, 2005 under this agreement was $6,205,676. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties and replaced with the Joint Services Agreement.  This $6,205,676 was collected by JED in the nine month period ended September 30, 2006.  The Joint Services Agreement was terminated on September 28, 2006.

As at March 31, 2006, Enterra and JED are no longer related parties. Neither party have an equity interest in the other entity. Both parties have separate board of directors, management, and employees.

At December 31, 2005, Enterra owed JED $6,861,054 by way of a loan receivable.  This amount was collected by JED in the nine month period ended September 30, 2006.

JMG Exploration, Inc

In August 2004, the Company acquired 250,000 common shares of JMG Exploration, Inc (“JMG”), a private company at the time of the Company’s investment, representing approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000. In August 2005, JMG completed its initial public offering which reduced the Company’s ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors. The Company’s investment in JMG is being accounted for using the equity method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required to include 100% of the equity loss of JMG for the period then ended. As the loss incurred by JMG for the period ended December 31, 2004 exceeded JED’s net investment, the Company reduced its net investment to zero.  However, as JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the JMG investment has been recorded.

Effective January 1, 2006, JED and JMG entered into a Joint Services Agreement.

At September 30, 2006, JED owed $1,930,660 (2005 - $324,303) to JMG for reimbursement of drilling costs.  These goods and services were provided at standard industry rates.

Share Data

As of the date of the MD&A, the Company had 14,965,826 issued and outstanding common shares.   Additionally, 790,000 options to purchase common shares have been issued.

Liquidity and Capital Resources

In June 2006, JED raised $50 million in convertible notes and preferred shares.  The funds were used to reduce the Company’s debt and eliminate its working capital deficit.  The remaining cash and line of credit were used for the current quarter’s drilling program.  The use of proceeds is disclosed in Schedule 4(d) of the Note Purchase Agreement filed with the SEC in June 2006.

JED had a unique opportunity to drill in Pinedale, Wyoming, a prolific US natural gas field.  After significant analysis and planning, it was determined that Pinedale was the Company’s top prospect in terms of future drilling and production.  As such, the Company committed significant amounts of human and capital resources to the Pinedale drilling project.  Unfortunately, the drilling project produced disappointing results in the third quarter of 2006.

Due to lower than anticipated operating income generated from the Pinedale wells, JED breached its working capital and net debt to trailing cash low debt covenants at September 30, 2006.  For borrowing purposes, the definition of net debt excludes the convertible notes and preferred shares.  The Company has received a breach waiver from the Canadian commercial lending institution.

While the Pinedale setback has adversely affected the Company’s finances, JED and its board of directors are now working diligently to restructure the Company so it can refocus its energies towards other opportunities.  As part of the restructuring, JED will dispose of its East Ferrier asset on November 15, 2006 for Cad $27.5 million to reduce its current working capital deficit.  The East Ferrier asset was partially acquired through the exchange of accounts receivable owed by Enterra.  It is considered by the Company to be fully developed and was thus a candidate for monetization to offset Pinedale drilling costs.

With production now weighted towards natural gas, JED’s current operational cashflow is highly dependant on the spot price of natural gas.  The Company is pursing multiple strategies to improve its financial condition and to enhance shareholder value.  JED has and will continue to consider utilizing hedges to mitigate commodity price risk.  With the slow down in drilling activity, JED downsized its staff in the fourth quarter of 2006 and will continue to seek opportunities to reduce its general and administrative expenses.  JED is currently in discussions with another company to farm-in on their lands due to their proximity to existing JED wells.  The Company is considering the possibility of farming out certain drilling prospects to reduce the need for capital while increasing operational cashflow.  We are investigating ways to reduce drilling costs to improve future project economics and we are currently undergoing workovers to optimize existing production.  JED is evaluating corporate and property acquisition opportunities for strategic fit.  Furthermore, the Company is also considering disposing of additional non-core assets to improve liquidity.

Commitments and Guarantees

The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

The Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years.  The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each contract.  At September 30, 2006, JED has received delivery of three of the rigs.  The remaining two rigs are not scheduled to be delivered until the later half of 2007.  The following outlines the Company’s estimated commitments over the life of the contracts:

Estimated minimum lease payments:

2006

$nil

2007

$6,514,000

2008

$16,737,000

2009

$18,848,000

2010

$18,848,000

2011

$15,078,000

New Accounting Standards

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit.  The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contacting the Company at 2200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6 or by email at jedinfo@jedoil.com.  Information is also available on the Company’s website at www.jedoil.com.

JED Oil Inc.

CONSOLIDATED BALANCE SHEETS

 (In United States Dollars)

(unaudited)

As at

	September 30, 2006	December 31, 2005
	$	$
ASSETS
Current
Cash and cash equivalents	-	4,451,419
Accounts receivable	4,422,594	4,837,054
Prepaid expenses	318,968	341,133
Due from JMG Exploration, Inc. [note 12]	-	401,142
Due from Enterra Energy Trust [note 12]	-	6,205,676
Loan receivable from Enterra Energy Trust [note 12]	-	6,861,054
	4,741,562	23,097,478
Drilling advance [note 2]	4,241,550	4,288,165
Deferred financing costs [note 3]	1,799,163	-
Deferred tax asset [note 4]	5,002,595	-

Property and equipment [note 5]
Oil and gas, on the basis of full cost accounting
Proved properties	131,721,889	54,737,562
Properties not being depleted	-	1,629,017
Other	416,446	348,613
	132,138,335	56,715,192
Less: Accumulated depletion and depreciation	(80,585,332)	(8,381,422)
	51,553,003	48,333,770
	67,337,873	75,719,413
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	12,281,011	16,799,364
Interest payable on convertible note	-	338,889
Due to JMG Exploration, Inc. [note 12]	1,930,660	-
Accrued capital liabilities	9,553,483	8,125,334
Accrued other liabilities	2,347,213	1,450,081
Revolving loan [note 6]	4,240,653	-
	30,353,020	26,713,668
Convertible note payable [note 7]	40,240,000	20,000,000
Asset retirement obligations [note 8]	1,523,560	1,401,235
	72,116,580	48,114,903

Convertible preferred shares [note 9]	27,849,145	-

Commitments and contingencies [note 14]

Stockholders’ equity
Share capital [note 10]
Common stock – no par value; unlimited authorized; 14,964,903 shares issued and outstanding at September 30, 2006 and 14,630,256 shares issued and outstanding at December 31, 2005	34,878,632	32,087,197
Additional paid-in capital	1,879,898	1,080,586
Share purchase warrants	27,942	37,506
Accumulated deficit	(68,872,760)	(7,763,390)
Accumulated other comprehensive income	(541,564)	2,162,611
	(32,627,852)	27,604,510
	67,337,873	75,719,413

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.

 CONSOLIDATED STATEMENTS OF OPERATIONS

 (In United States Dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$

Revenue
Petroleum and natural gas	7,095,798	3,294,276	20,372,650	7,028,176
Royalties	(992,569)	(559,464)	(3,724,657)	(1,125,553)
	6,103,229	2,734,812	16,647,993	5,902,623
Interest	35,207	133,011	100,140	342,819
	6,138,436	2,867,823	16,748,133	6,245,442

Expenses
Production	1,155,796	315,632	3,968,357	850,690
Depletion, depreciation and accretion	63,355,517	837,819	71,860,197	2,275,614
General and administrative	1,279,082	1,133,758	3,572,944	1,727,361
Amortization of deferred financing costs	297,480	-	401,649	-
Foreign exchange gain	(359,595)	(200,977)	(467,570)	(388,735)
Interest on convertible notes and revolving loan	1,007,600	335,426	2,540,125	335,426
	66,735,880	2,421,658	81,875,702	4,800,356

Net (loss) income before income taxes	(60,597,444)	446,165	(65,127,569)	1,445,086

Income taxes
Deferred tax recovery [note 4]	26,785	-	5,002,595	-

Net (loss) income for the period	(60,570,659)	446,165	(60,124,974)	1,445,086

Less: preferred dividends	984,396	-	984,396	-
Net (loss) income applicable to
common shareholders	(61,555,055)	446,165	(61,109,370)	1,445,086

Deficit, beginning of period	(7,317,705)	(7,907,613)	(7,763,390)	(8,906,534)

Deficit, end of period	(68,872,760)	(7,461,448)	(68,872,760)	(7,461,448)

Net (loss) income for the period per share [note 13]
- basic	(4.12)	0.03	(4.12)	0.10
- diluted	(4.12)	0.03	(4.12)	0.09

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In United States Dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2006	2005	2006	2005
	$	$	$	$
OPERATIONS
Net (loss) income for the period	(60,570,659)	446,165	(60,124,974)	1,445,086
Adjustments to reconcile net loss to cash flows from operating activities:
Foreign exchange gain	(359,595)	(200,977)	(467,570)	(388,735)
Stock-based compensation [note 11]	229,575	392,423	890,775	671,937
Depletion, depreciation and accretion	63,355,517	837,819	71,860,197	2,275,614
Amortization of deferred financing costs	297,480	-	401,649	-
Deferred tax recovery	(26,785)	-	(5,002,595)	-
Other changes:
Decrease (increase) in accounts receivable	1,898,884	944,394	(2,200,254)	(356,825)
(Increase) decrease in prepaid expenses	(10,619)	(24,734)	22,165	(53,973)
(Decrease) increase in accounts payable and accrued liabilities	(1,014,008)	(3,782,234)	1,105,598	(2,697,695)
Cash provided by (used in) operating activities	3,799,790	(1,387,144)	6,484,991	895,409

FINANCING
Increase in revolving loan	4,240,653	-	4,240,653	-
Increase in deferred financing costs	(135,916)	-	(2,200,812)	-
Issue of convertible notes	150,000	20,000,000	34,475,000	20,000,000
Issue of common shares, net of related costs	(63,222)	636,900	1,465,827	1,836,280
Issue of convertible preferred shares, net of related costs	(30,980)	-	14,614,145	-
Cash provided by financing activities	4,160,535	20,636,900	52,594,813	21,836,280

INVESTING
Decrease in accounts receivable	8,307,721	-	375,182	-
Increase (decrease) in accounts payable and accrued liabilities	6,668,655	-	(4,621,955)	-
(Increase) decrease in due from Enterra Energy Trust	-	(3,004,131)	6,205,676	(4,321,549)
Repayment (loan) to Enterra Energy Trust	-	374,778	6,861,054	(8,319,853)
Repayment of loan by Enterra Energy Trust	-	-	-	3,707,775
Increase in due to JMG Exploration, Inc.	100,537	357,936	2,331,802	58,483
Additions to property and equipment	(31,758,400)	882,935	(74,975,723)	(13,751,995)
(Increase) decrease in drilling advance	(20,541)	(4,268,761)	46,615	(4,268,761)
Cash used in investing activities	(16,702,028)	(5,657,243)	(63,777,349)	(26,895,900)

Effect of foreign exchange on cash and cash equivalent balances	25,020	(180,649)	246,126	373,858
Net (decrease) increase in cash and cash equivalents	(8,716,683)	13,411,864	(4,451,419)	(3,790,353)

Cash and cash equivalents, beginning of period	8,716,683	1,454,790	4,451,419	18,657,007
Cash and cash equivalents, end of period	-	14,866,654	-	14,866,654

During the three and nine month periods ended September 30, 2006 and 2005, the Company paid $1,007,600 and

$2,540,125 (2005 – $nil and $7,648) in interest on long-term debt and bank indebtedness respectively.  No income or capital taxes were paid for the three and nine month periods ended September 30, 2006 and 2005.

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF CHANGES IN

STOCKHOLDERS’ EQUITY

(In United States Dollars)

(unaudited)

For the nine months ended September 30, 2006

	Shares	Amount
		$

Common stock
Balance, December 31, 2005	14,630,256	32,087,197
Shares issued upon exercise on stock options	240,005	1,616,886
Shares issued upon conversion of note payable	57,142	999,985
Shares issued upon exercise of warrants	37,500	174,564
Balance, September 30, 2006	14,964,903	34,878,632

Additional paid-in capital
Balance, December 31, 2005		1,080,586
Stock-based compensation on issued stock options		1,115,371
Stock-based compensation of stock options exercised		(316,059)
Balance, September 30, 2006		1,879,898

Share purchase warrants
Balance, December 31, 2005		37,506
Warrants exercised		(9,564)
Balance, September 30, 2006		27,942

Deficit
Balance, December 31, 2005		(7,763,390)
Net loss for the period		(60,124,974)
Dividends		(984,396)
Balance, September 30, 2006		(68,872,760)

Accumulated other comprehensive income
Balance, December 31, 2005		2,162,611
Foreign exchange translation adjustment		(2,704,175)
Balance, September 30, 2006		(541,564)
Total stockholders’ equity		(32,627,852)

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In United States Dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2006 $	2005 $	2006 $	2005 $

Net (loss) income for the period	(60,570,659)	446,165	(60,124,974)	1,445,086

Other comprehensive (loss) income
Foreign exchange translation adjustment	(2,013,629)	341,775	(2,704,175)	(37,211)
Comprehensive (loss) income for the period	(62,584,288)	787,940	(62,829,149)	1,407,875
Comprehensive (loss) income for the period per common share [note 13]
- basic	(4.18)	0.05	(4.23)	0.10
- diluted	(4.18)	0.05	(4.23)	0.09

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

1. NATURE OF OPERATIONS

These interim consolidated financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods, on a basis that is consistent with the annual audited consolidated financial statements.  All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all the Company’s proved reserves are located in Canada.

The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves.  Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control.  These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

2. DRILLING ADVANCE

On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereas the Company advanced the party Cdn$5,000,000 for the construction of drilling equipment.  In return for the note, the Company will be providing five dedicated drilling rigs for a period of three years.  The advance will be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full.  The note is secured by a General Security Agreement over all assets of the third party, bears no interest and has no set repayment schedule.  The drilling rigs are scheduled to be delivered to the Company at various dates in late 2005 and 2006 with the first rig delivered on December 1, 2005.  At September 30, 2006, the Company had received delivery of the first three rigs.

3. DEFERRED FINANCING COSTS

As per Note 7, 10% Senior Subordinated Convertible Notes were issued on June 1, 2006.  Debt issuance costs relating to the issuance of the 10% Senior Subordinated Convertible Notes are capitalized and amortized over the life of the notes.

4. DEFERRED TAX ASSET

The provision for income taxes recorded in the interim consolidated financial statements differ from the amount, which would be obtained by applying the statutory income tax rate to the net (loss) income before income taxes as follows:

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005
Net (loss) income before income taxes	$(60,124,974)	$1,445,086
Statutory Canadian corporate tax rate	34.5%	37.62%
Tax expense (recovery)	$(20,743,116)	$543,641
Resource allowance	(384,784)	(211,405)
Non-deductible crown charges	406,708	188,118
ARTC	(53,278)	-
Stock-based compensation	307,317	252,783
Non-capital loss	-	(593,080)
US Corporate tax rate difference	80,543	-
Share issuance costs	(240,076)	(180,057)
Anticipated tax recovery	(20,626,686)	-
Previously unrecognized non-capital loss carryforwards and share and debt issuance costs	(5,002,595)	-
Deferred tax valuation allowance	20,626,686	-
Income tax benefit	$5,002,595	$-

The Company provides a valuation allowance for the amount of deferred tax assets except where it is more likely than not that the asset will be realized.

The components of the Company’s Canadian deferred income tax assets are as follows:

As at September 30, 2006		As at December 31, 2005
Resource related tax pools	$7,109,553	$2,125,251
Non-capital loss carryforwards	5,088,268	-
Share and debt issuance costs	1,653,982	581,096
Total future tax assets	13,851,803	2,706,347
Valuation allowance	8,849,208	(2,706,347)
Deferred tax asset	5,002,595	-

The Company has resource tax pools and non-capital losses pertaining to its US operations.  At September 30, 2006, the US resource tax pools and non-capital losses have been offset by a full valuation allowance.

The Company incurred non-capital losses for income tax purposes for years 2003 to 2005 totaling approximately $14,640,000 which is available for application against future taxable income and will expire in the years 2010 to 2012.

5. PROPERTY AND EQUIPMENT

As at September 30, 2006, unproved property in the amount of $nil (December 31, 2005 - $1,629,017), was excluded from the depletion calculation. During the three and nine month periods ended September 30, 2006, approximately $250,000 (2005 - $202,250) and $775,000 (2005 - $230,000) of direct general and administrative costs were capitalized to petroleum and natural gas properties.

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

On September 28, 2006, JED exchanged non-core oil and gas assets based on proven and probable reserve values discounted at 10% and approximately $11.7 million in receivables owed by Enterra for 100% of Enterra’s working interest in the North Ferrier area and approximately 57.5% of Enterra’s interest in the East Ferrier area based on proven and probable reserve values discounted at 10%.

For the three and nine months ended September 30, 2006, the Company recorded a depletion and depreciation provision related to its oil and gas properties of $63,334,309 (2005 - $837,819) and $71,779,661 (2005 - $2,275,614).  For the three month period ended September 30, 2006, the Company recorded $44,525,920 relating to impairment of Canadian assets and $16,444,640 relating to impairment of US assets as part of the depletion and depreciation provision.  No impairment was recorded in the first six months of 2006 nor in the three and nine month periods ended September 30, 2005.

6. REVOLVING LOAN

On March 9, 2006, JED entered into a Cdn$20,000,000 (US$17,000,000) Revolving Loan Facility with a Canadian commercial lending institution.  The facility bears interest at Canadian prime lending rate plus 0.25% and is repayable on demand.  During the second quarter of 2006, the Company’s Revolving Loan Facility had been increased to Cdn$23,500,000 (US$21,100,000) under the same terms as the original agreement.

At September 30, 2006, JED breached its working capital and net debt to trailing cash flow debt covenants.  For borrowing purposes, the definition of net debt excludes the convertible notes and preferred shares.  The Company has received a breach waiver from the Canadian commercial lending institution.

7. CONVERTIBLE NOTE PAYABLE

On August 3, 2005, the Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership.  The convertible note bared interest at a rate of 10% per annum payable in quarterly payments commencing on November 1,2005, had no set repayment terms and expired on February 1, 2008.  The note was convertible at the holder’s option into 1,000,000 common shares of the Company at a value of $20 per share.  As negotiated, on May 17 and May 19, 2006, $100,000 and $900,000 of the principal balance converted for 5,714 and 51,428 common shares respectively at a reduced exercise price of $17.50 per share.  As per Note 9, on May 24, 2006, $13,235,000 of the principal balance was exchanged for Convertible Preferred Shares.  On May 24, 2006, the Company entered into a 10% Senior Subordinated Convertible Note Purchase Agreement with the qualified limited partnership investor for the remaining balance of $5,765,000.  The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006.  The note is convertible at the holder’s option into 360,315 common shares of the Company at a value of $16 per share.  Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal.  The note matures on February 1, 2008.

On June 1, 2006, the Company entered into a $34,475,000 10% Senior Subordinated Convertible Note Purchase Agreement with multiple investors through a private placement.  The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006.  The note is convertible at the holders’ option into 2,154,688 common shares of the Company at a value of $16 per share.  Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal.  The note matures on February 1, 2008.

When convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instrument are first allocated to the fair value of all the bifurcated derivate instruments.  The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized, in order to initially record the derivate instrument liabilities at their fair value.  Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

The carrying value of the combined 10% Senior Subordinated Convertible Notes at September 30, 2006 reflects the $40,240,000 face value of the notes.  It was determined that the fair value of the embedded derivative instruments within both host contracts was $nil at issuance and at September 30, 2006.

8. ASSET RETIREMENT OBLIGATIONS

As at September 30, 2006, the estimated present value of the Company’s asset retirement obligation was $1,523,560 based on an estimated fair value of $2,387,433, determined using a credit adjusted risk free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend up to 20 years into the future.

The following table describes the changes to the Company’s asset retirement obligations liability:

$
Asset retirement obligations, December 31, 2005	1,401,235
Liabilities incurred	41,789
Accretion expense	80,536
Asset retirement obligations, September 30, 2006	1,523,560

9. CONVERTIBLE PREFERRED SHARES

As per Note 7, on May 24, 2006, the Company issued $13,235,000 in Convertible Preferred Shares.  On June 12, 2006, the Company issued an additional $15,525,000 in Convertible Preferred Shares.  The preferred shares pay dividends at a rate of 10% per annum payable in quarterly payments commencing on September 30, 2006.  Payments shall be made on the fifteenth day of the month following the end of each such calendar quarter.  The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter.  The preferred shares are convertible at the holder’s option into 827,185 and 970,313 common shares of the Company, respectively, at a value of $16 per share.  Upon a situation where the Company has undergone a change of control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares.  The preferred shares are to be redeemed by the Company on February 1, 2008.

When convertible equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instrument are first allocated to the fair value of all the bifurcated derivate instruments.  The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized, in order to initially record the derivate instrument liabilities at their fair value.  Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

The carrying value of the combined Convertible Preferred Shares at September 30, 2006 reflects the $28,760,000 face value of the equity instruments less share issuance costs.  It was determined that the fair value of the embedded derivative instruments within both host contracts was $nil at issuance and at September 30, 2006.

10.

SHARE CAPITAL

Common stock

	Shares	Amount $
Balance as at December 31, 2005	14,630,256	32,087,197
Issued upon exercise of stock options	240,005	1,616,886
Issued upon conversion of note payable	57,142	999,985
Issued upon exercise of warrants	37,500	174,564
Balance as at September 30, 2006	14,964,903	34,878,632

Additional paid-in capital

Amount $
Balance as at December 31, 2005	1,080,586
Stock-based compensation on issued stock options	1,115,371
Stock-based compensation of stock options exercised	(316,059)
Balance as at September 30, 2006	1,879,898

Stock options

The following summarizes information concerning outstanding and exercisable stock options as of September 30, 2006:

	Number of options	Weighted average exercise price $
Outstanding as at December 31, 2005	1,291,251	8.49
Granted	130,000	15.04
Cancelled	(381,246)	10.52
Exercised	(240,005)	5.42
Options outstanding as at September 30, 2006	800,000	9.34
Exercisable as at September 30, 2006	372,500	8.65

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

	Stock Options Outstanding as of September 30, 2006			Stock Options exercisable at September 30, 2006
Range of exercise prices	Outstanding options	Weighted average exercise price $	Weighted average remaining contractual life (years)	Options Exercisable	Weighted average exercise price $
$3.67 – $8.39	407,500	4.94	2.5	220,000	4.20
$9.57 - $13.34	200,000	11.35	3.6	45,000	10.88
$15.37 – $17.79	192,500	16.56	4.3	107,500	16.81
	800,000	9.34	3.2	372,500	8.65

The 130,000 stock options granted during the nine month period ended September 30, 2006 vest over a three-year period and expire at various dates in 2011.

During the nine month period ended September 30, 2006, 37,500 share purchase warrants were converted into an equal number of common shares of the Company.  Furthermore, the agent that assisted with the June 1, 2006 issuance of $34,475,000 in 10% Senior Subordinated Convertible Notes and the June 12, 2006 issuance of $15,525,000 in 10% Convertible Preferred Shares received 156,250 warrants exercisable at $16/common share bringing the total outstanding share purchase warrants to 274,750 at September 30, 2006.

11. STOCK-BASED COMPENSATION

The fair value of common share options granted during the three and nine month periods ended September 30, 2006 is estimated to be $nil (2005 - $812,773) and $590,168 (2005 - $1,791,974), respectively, as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	For the three months ended September 30		For the nine months ended September 30
	2006	2005	2006	2005
Risk-free interest rate (%)	3.82	4.43	4.06	4.25
Expected life (years)	4.0	5.0	4.0	5.0
Expected volatility (%)	50%	33%	50%	25%
Expected dividend yield (%)	nil	nil	nil	nil
Fair value of option ($/share)	$6.89	$6.03	$6.49	$4.84

The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For the three and nine month periods ended September 30, 2006, stock-based compensation expense of  $229,575 (2005 - $392,423) and $890,775 (2005 - $671,937), respectively, was included in the interim consolidated statements of operations.  For the three and nine month periods ended September 30, 2006, $76,525 (2005 - $52,062) and $224,610 (2005 - $121,940) in stock-based compensation expense was capitalized in property, plant, and equipment.

During the fourth quarter of 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123-R, a revision to SFAS No. 123, which requires all companies to expense stock-based compensation.  The rule is effective for the first interim period that begins after June 15, 2005. The Company early adopted this statement in 2004

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

electing to transition under the “Modified Retrospective Approach” as allowed under SFAS No. 123-R. Under this approach, the Company is required to expense all options and stock-based compensation that vested in the year of adoption and subsequent periods based on the fair value of the stock compensation determined at the date of grant.

12.

RELATED PARTY TRANSACTIONS

Enterra Energy Trust

Under an Agreement of Business Principles, properties acquired by Enterra Energy Trust (“Enterra”) will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects. Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties.  Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra will have a first right to purchase assets developed by JED.  On September 28, 2006, the Agreement of Business Principles was terminated.

Under a Technical Services Agreement, both the Company and Enterra provide operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provides these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. The total outstanding amount from Enterra at December 31, 2005 under this agreement was $6,205,676. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties and replaced with the Joint Services Agreement.  This $6,205,676 was collected by JED in the nine month period ended September 30, 2006.  The Joint Services Agreement was terminated on September 28, 2006.

As at March 31, 2006, Enterra and JED are no longer related parties. Neither party have an equity interest in the other entity. Both parties have separate board of directors, management, and employees.

At December 31, 2005, Enterra owed JED $6,861,054 by way of a loan receivable.  This amount was collected by JED in the nine month period ended September 30, 2006.

JMG Exploration, Inc

In August 2004, the Company acquired 250,000 common shares of JMG Exploration, Inc (“JMG”), a private company at the time of the Company’s investment, representing approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000. In August 2005, JMG completed its initial public offering which reduced the Company’s ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors. The Company’s investment in JMG is being accounted for using the equity method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required to include 100% of the equity loss of JMG for the period then ended. As the loss incurred by JMG for the period ended December 31, 2004 exceeded JED’s net investment, the Company reduced its net investment to zero.  However, as JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the JMG investment has been recorded.

Effective January 1, 2006, JED and JMG entered into a Joint Services Agreement.

At September 30, 2006, JED owed $1,930,660 (2005 - $324,303) to JMG for reimbursement of drilling costs.  These goods and services were provided at standard industry rates.

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

13.

(LOSS) INCOME PER SHARE

The Company accounts for per common share amounts in accordance with SFAS No. 128, “Earnings per Share.”  Under SFAS No. 128, basic per common share amounts are computed by dividing net income attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities.  Diluted per common share amounts are computed by dividing net income by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents.  For the three and nine month periods ended September 30, 2006 the basic weighted average number of common shares outstanding were 14,956,677 (2005 – 14,581,186) and 14,841,673 (2005 - 14,418,500), respectively.  For the three and nine month periods ended September 30, 2006, the diluted weighted average number of common shares outstanding were 15,436,582 (2005 – 15,457,579) and 15,359,481 (2005 – 15,264,449).  The diluted loss per share calculation for the three and nine month periods ended September 30, 2006 was anti-dilutive.

14. COMMITMENTS AND CONTINGENCIES

In conjunction with the Drilling Advance outlined in Note 2, the Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years.  The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each contract.  At September 30, 2006, JED has received delivery of three of the rigs.  The remaining two rigs are not scheduled to be delivered until the later half of 2007.  The following outlines the Company’s estimated commitments over the life of the contracts:

Estimated minimum lease payments:

2006

$nil

2007

$6,514,000

2008

$16,737,000

2009

$18,848,000

2010

$18,848,000

2011

$15,078,000

The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company.  There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.  Accordingly, no provision has been made in these interim consolidated financial statements under the terms of the indemnification agreements.

The Company had no derivative financial or physical delivery contracts in place at September 30, 2006 or at December 31, 2005.

15.

SUBSEQUENT EVENTS

On February 27, 2006, JED and JMG announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED.  The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG.  This exchange ratio is based on the “market to market” recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED.  Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED.  It is anticipated that all of the outstanding common shares, warrants and options

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2006

of JMG will be converted at the above-mentioned exchange rate.  The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.  The independent members of both boards continue to work with their special advisors to review the proposed transaction.

On October 31, 2006, JED signed a Letter of Intent to sell its working interests in the East Ferrier area of Alberta to an arms length party for CDN $27,500,000. Closing of the transaction is subject to normal title and environmental due diligence and is scheduled for November 15, 2006.

16. SEGMENT DISCLOSURE

JED recently commenced development activities in the states of North Dakota and Wyoming of the United States.  As at September 30, 2006, no significant revenues were generated from this cost centre.  The cost centre recorded a $16 million asset impairment charge in the three month period ended September 30, 2006.  This cost centre does not represent a material part of the Company’s operations.  Thus, the Company has not provided segmented disclosure by geographic region.

17. COMPARATIVE FIGURES

Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.

18. NEW ACCOUNTING STANDARDS

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit.  The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.